# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock GA Mortgage Trust, CIK 0001742952
CUSIP: 0000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001837478

## Reporting persons
- Manulife (Singapore) Pte. Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); sole voting power 15,312,733.34; sole dispositive power 15,312,733.34; aggregate amount beneficially owned 15,312,733.34 (10.82% of the class)

## Item 1. Issuer
Name of issuer: John Hancock GA Mortgage Trust
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts 02116

## Item 2. Person Filing
Name of person filing: Manulife (Singapore) Pte. Ltd.
Address of principal business office or, if none, residence: 8 Cross Street #15-01, Manulife Tower, Singapore, UO 048424
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 15,312,733.34
Percent of class: 10.82%
Sole power to vote or to direct the vote: 15,312,733.34
Sole power to dispose or to direct the disposition: 15,312,733.34

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Manulife (Singapore) Pte. Ltd. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Manulife (Singapore) Pte. Ltd.: /s/ Betsy Anne Seel, Betsy Anne Seel, by Power of Attorney (03/05/2026)